0302

SHIN CORPORATION

02060787

December 25, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED DEC 30 2002 WASH. D.C. 183 SECTION

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 047/2002**
  Subject: Restructuring E-Business
  Date: December 25, 2002
- **Stock Exchange of Thailand Filing, SH 048/2002**
  Subject: Notification of the Connected Transaction
  Date: December 25, 2002

SUPPL

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION

December 25, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 047/2002**
  Subject: Restructuring E-Business
  Date: December 25, 2002
- **Stock Exchange of Thailand Filing, SH 048/2002**
  Subject: Notification of the Connected Transaction
  Date: December 25, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 25, 2002

SH 0047/2002

December 25, 2002

Re: Restructuring E-Business

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) and AD Venture Co., Ltd. (ADV), a 90.91% subsidiary of SHIN (SHIN Group), signed the agreement to restructure its E-Business with NTT Communications Corporation (NTT Com) with material terms and conditional as follows :

1. SHIN Group shall purchase 40% stake in Shinee Co., Ltd. (Shinee) from NTT Communication (Thailand) (NTT Thailand) worth Baht 75 million. After this transaction, SHIN Group will hold 99.99% in Shinee. With this full control, Shinee would be able to enhance its potential and quality of wireless content business and this restructuring would help Shinee to strengthen synergy among SHIN Group.

2. To realign the Internet Service Provider (ISP) business and Internet Data Center business of the group, SHIN Group and NTT Com agree to look for the process of consolidating the services and customers of ArcCyber Co., Ltd., in which ADV hold 47.50%, and NTT Thailand hold 47.50%, with C.S. Communications Co., Ltd. (CSC) and NTT Communications Group. Currently, CSC is an affiliate of SHIN and involving in ISP business in Thailand.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 25, 2002

SH 048/2002

December 25, 2002

Re: Notification of the Connected transaction

To : The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the "Company") would like to inform that the Company shall enter into the Tenancy Agreement with SC Office Park Company Limited (SOP), 60.00% owned by Shinawatra Family detailed as follows:

Date of Transaction	within January 2003	
Parties involved	Lessee	Shin Corporation Public Company
	Lessor	SC Office Park Company Limited

Relationship: The Company is 47.24% owned by Shinawatra Family (as of April 10, 2002, the latest closing date of the share registration book) and
SOP is 60.00% owned by the Shinawatra Family.

General Characteristics of the Transaction

The Company shall enter into the Tenancy Agreement of Shinawatra Tower 1 with SOP for three years starting from January 1, 2003 to December 31, 2005, totaling rental fee of Baht 72 million.

Connected Transaction and its Conditions

The entering into the Tenancy Agreement of the Company, is considered to be a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding rules, procedures and disclosure of connected transactions of listed company. The size of transaction is over 0.03% but less than 3.00% of net tangible assets, thus, requiring the Company to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 25, 2002

SH 0047/2002

December 25, 2002

Re: Restructuring E-Business

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) and AD Venture Co., Ltd. (ADV), a 90.91% subsidiary of SHIN (SHIN Group), signed the agreement to restructure its E-Business with NTT Communications Corporation (NTT Com) with material terms and conditional as follows :

1. SHIN Group shall purchase 40% stake in Shinee Co., Ltd. (Shinee) from NTT Communication (Thailand) (NTT Thailand) worth Baht 75 million. After this transaction, SHIN Group will hold 99.99% in Shinee. With this full control, Shinee would be able to enhance its potential and quality of wireless content business and this restructuring would help Shinee to strengthen synergy among SHIN Group.
2. To realign the Internet Service Provider (ISP) business and Internet Data Center business of the group, SHIN Group and NTT Com agree to look for the process of consolidating the services and customers of ArcCyber Co., Ltd., in which ADV hold 47.50%, and NTT Thailand hold 47.50%, with C.S. Communications Co., Ltd. (CSC) and NTT Communications Group. Currently, CSC is an affiliate of SHIN and involving in ISP business in Thailand.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 25, 2002

SH 048/2002

December 25, 2002

Re: Notification of the Connected transaction

To : The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the "Company") would like to inform that the Company shall enter into the Tenancy Agreement with SC Office Park Company Limited (SOP), 60.00% owned by Shinawatra Family detailed as follows:

Date of Transaction	within January 2003	
Parties involved	Lessee	Shin Corporation Public Company
	Lessor	SC Office Park Company Limited
Relationship	The Company is 47.24% owned by Shinawatra Family (as of April 10, 2002, the latest closing date of the share registration book) and SOP is 60.00% owned by the Shinawatra Family.	

General Characteristics of the Transaction

The Company shall enter into the Tenancy Agreement of Shinawatra Tower 1 with SOP for three years starting from January 1, 2003 to December 31, 2005, totaling rental fee of Baht 72 million.

Connected Transaction and its Conditions

The entering into the Tenancy Agreement of the Company, is considered to be a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding rules, procedures and disclosure of connected transactions of listed company. The size of transaction is over 0.03% but less than 3.00% of net tangible assets, thus, requiring the Company to report the transaction to SET.